FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated August 17, 2010, regarding that 3SBio Inc. announces unaudited second quarter 2010 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ DR. JING LOU
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: August 25, 2010

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release, dated August 17, 2010, regarding that 3SBio Inc. announces unaudited second quarter 2010 results.

Exhibit 99.1

For Release August 17, 2010 8:00pm US Eastern Time

3SBio Inc. Announces Unaudited Second Quarter Results

Second quarter revenues grew 29.5% year-over-year to RMB105.5 million (US$15.6million);

First half revenues grew 34.5% year-over-year to RMB201.9 million (US$29.8 million);

Second quarter operating income grew 8.2% year-over-year to RMB27.9 million (US$4.1 million); First half operating income grew 22.3% year-over-year to RMB56.1 million (US$8.3 million); Company reiterates FY2010 revenue guidance

SHENYANG, CHINA — August 18, 2010 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Financial Highlights:

•	Total net revenues increased by 29.5% over the second quarter of 2009 to RMB105.5 million (US$15.6 million).

•	Operating income increased by 8.2% over the second quarter of 2009 to RMB27.9 million (US$4.1million).

•

Net income decreased by 5.4% over the second quarter of 2009 to RMB25.5 million (US$3.8 million) on a GAAP basis, and increased by 0.6% over the second quarter of 2009 to RMB25.5 million (US$3.8 million) on a non-GAAP basis.

•

Net income per American Depositary Share (“ADS”) on a fully-diluted basis for the second quarter of 2010 was RMB1.16 (US$0.17) compared with RMB1.25 (US$0.18) for the second quarter of 2009 on a GAAP basis, and RMB1.16 (US$0.17) for the second quarter of 2010 compared with RMB1.18 (US$0.17) for the second quarter of 2009 on a non-GAAP basis.

First Half 2010 Financial Highlights:

•	Total net revenues in the first half of 2010 increased by 34.5% to RMB201.9 million (US$29.8 million) compared to RMB150.1 million (US$22.0 million) in the first half of 2009.

•	Operating income increased by 22.3% over the first half of 2009 to RMB56.1 million (US$8.3 million).

•

Net income increased by 21.7% over the first half of 2009 to RMB52.2 million (US$7.7 million) on a GAAP basis, and increased by 13.7% over the first half of 2009 to RMB52.2 million (US$7.7 million) on a non-GAAP basis.

•

Net income per ADS on a fully-diluted basis for the first half of 2010 was RMB2.37 (US$0.35) compared with RMB1.99 (US$0.29) for the first half of 2009 on a GAAP basis, and RMB2.37 (US$0.35) for the first half of 2010 compared with RMB2.13 (US$0.31) for the first half of 2009 on a non-GAAP basis.

Second Quarter 2010 Business Highlights

•

EPIAO, the Company’s flagship injectable recombinant human erythropoietin (“EPO”) product, demonstrated strong growth with net revenues from EPIAO in the second quarter of 2010 rising 22.9% to RMB62.8 million (US$9.3 million) compared to RMB51.1 million (US$7.5 million) in the second quarter of 2009. EPIAO accounted for 59.5% of total revenues in the second quarter of 2010, compared to 62.7% in the same period of 2009. According to the latest data from IMS Health China, EPIAO’s market share in terms of value reached 43.3% in the first quarter of 2010.

•	Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (“TPO”) product, increased by 44.6% to RMB32.1 million (US$4.7 million) in the second quarter of 2010, compared to

RMB22.2 million (US$3.3 million) in the second quarter of 2009. TPIAO accounted for 30.5% of total revenues in the second quarter of 2010 compared to 27.3% in the same period of 2009.

•

Iron Sucrose sales grew 51.1% in the second quarter to RMB4.5 million (US$0.7million), accounting for 4.2% of total revenues, compared to 3.6% in the second quarter of 2009. While still a relatively small share of total revenues, the strong growth validates our strategy of introducing new products that are complementary to our core nephrology franchise.

•

Two novel research products, Feraheme, an IV iron product from AMAG Pharmaceuticals, and NuPIAO, our long-lasting second generation erythropoietin product, are waiting for approval to enter clinical phase III and phase I, respectively. 3SBio continues to work with the State Food and Drug Administration (“SFDA”) to advance the regulatory approval of the three new product programs submitted in 2008. The 36,000 IU dosage formulation of EPIAO and the TPIAO label extension for the treatment of ITP are now pending manufacturing license approval, while Nuleusin, a treatment for late stage metastatic renal cell carcinoma, is still under review.

Events Subsequent to June 30, 2010

Following the completion of construction of the new EPIAO and TPIAO plant in the first quarter, the SFDA granted Good Manufacturing Practice (“GMP”) certification in August 2010. GMP certification will support the future growth of EPIAO and TPIAO in China and serve as an important step towards exploring global biosimilar opportunities.

•	Dr. Jing Lou, chief executive officer of 3SBio, commented:

“Overall, the business is performing as expected with a strong set of results this quarter and first half and we reiterate our full-year revenue guidance of US$56-60 million. EPIAO’s market share by value in the first quarter of 2010 reached an all-time high of 43.3% and for the first time, TPIAO sales accounted for more than 30% of net revenues, providing further evidence that we are successfully diversifying our product mix. We are also pleased to announce that our new EPIAO and TPIAO plant was inspected by the SFDA in July and has been formally certified as GMP compliant. This is a significant milestone for us as we focus on growing our business in China while taking important steps towards exploring global biosimilar opportunities.”

Three months ended June 30, 2010 Unaudited Financial Results

Net revenues. Net revenues increased by 29.5% to RMB105.5 million (US$15.6 million) for the second quarter of 2010 from RMB81.5 million (US$11.9 million) for the same period in 2009. This increase was largely due to continued strength from EPIAO and TPIAO products which increased by 22.9% and 44.6%, respectively, over the same period in 2009. TPIAO remained the Company’s second largest revenue contributor in the quarter, accounting for 30.5% of total net revenues. Export sales declined by 16.9% to RMB2.9 million (US$0.4 million), and revenues from our IV Iron Sucrose supplement rose 51.1% to RMB4.5 million (US$0.7 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the second quarter of 2010 increased by 26.4% to RMB94.8 million (US$14.0 million) from RMB75.0 million (US$11.0 million) for the same period in 2009. Gross margin decreased by 2.2% to 89.8% for the second quarter of 2010 from 92.0% for the same period in 2009. The decrease in gross margin is mainly due to higher depreciation charges attributable to the new production facilities in Shenyang.

Operating expenses. Operating expenses were RMB66.8 million (US$9.9 million) for the second quarter of 2010, or 63.4% of net revenues, compared to operating expenses of RMB49.2 million (US$7.2 million), or 60.3% of net revenue for the same period in 2009. The increase in operating expenses as a percentage of net revenues was largely driven by higher SG&A expenses.

•

Research and development (“R&D”) costs. R&D costs for the second quarter of 2010 were RMB5.7 million (US$0.8 million), or 5.4% of net revenues, compared to RMB4.3 million (US$0.6 million), or 5.2% of net revenues for the same period in 2009.

•

Sales, marketing and distribution expense. Sales, marketing and distribution expenses for the second quarter of 2010 were RMB47.6 million (US$7.0 million), or 45.1% of net revenues, compared to RMB36.2 million (US$5.3 million), or 44.5% of net revenue, for the same period in 2009. The increase was primarily attributable to higher sales activities in general and continued investment in building the TPIAO and EPIAO brands.

•

General and administrative expenses. General and administrative expenses for the second quarter of 2010 were RMB13.5 million (US$2.0 million), or 12.8% of net revenues representing an increase of 56.0% from general and administrative expenses of RMB8.7 million (US$1.3 million), or 10.6% of net revenues for the same period in 2009.

Operating income. Operating income was RMB27.9 million (US$4.1 million) for the second quarter of 2010, an increase of 8.2% from operating income of RMB25.8 million (US$3.8 million) for the same period in 2009. Operating margin for the second quarter of 2010 was 26.5% as compared to 31.7% for the same period in 2009.

Interest income. The Company recorded net interest income of RMB2.4 million (US$0.3 million) for the second quarter of 2010, compared to RMB2.5 million (US$0.4 million) for the same period in 2009.

Net income. GAAP net income was RMB25.5 million (US$3.8 million) for the second quarter of 2010, 5.4% lower than net income of RMB27.0 million (US$0.4 million) for the same period in 2009. GAAP net income per ADS on a fully-diluted basis for the second quarter of 2010 increased to RMB1.16 (US$0.17) from RMB1.25 (US$0.18) for the same period in 2009. GAAP net margin for the second quarter of 2010 was 24.2% as compared to 33.1% for the same period in 2009.

Non-GAAP net income for the second quarter of 2010 was RMB25.5 million (US$3.8 million), 0.6% higher than non-GAAP net income of RMB25.4 million (US$3.7 million) for the same period in 2009.

Non-GAAP net income per ADS on a fully-diluted basis for the second quarter of 2010 decreased to RMB1.16 (US$0.17) from RMB1.18 (US$0.17) for the same period in 2009. Non-GAAP net margin for the second quarter of 2010 was 24.2% as compared to 31.1% for the same period in 2009.

Six months ended June 30, 2010 Unaudited Financial Results

Net revenues. Net revenues for the first half of 2010 increased by 34.5% to RMB201.9 million (US$29.8 million), from RMB150.1 million (US$22.0 million) for the same period in 2009. The increase was primarily attributable to increased sales from our EPIAO and TPIAO products, underpinned by continued strong demand in the oncology and nephrology markets.

Net revenues from EPIAO for the first half of 2010 increased by 27.7% to RMB120.0 million (US$17.7 million) from RMB94.0 million (US$13.8 million) for same period in 2009. Net revenues from TPIAO in the first half of 2010 increased by 51.8% to RMB62.1 million (US$9.2 million) from RMB41.0 million (US$6.0 million) for the same period in 2009. In addition, revenue from our export business was RMB6.0 million (US$0.9 million), representing a decrease of 12.7% over the first half of 2009, while revenue from our IV Iron Sucrose supplement was RMB8.6 million (US$1.3 million), representing an increase of 71.6% over the first half of 2009.

Gross profit. Gross profit for the first half of 2010 increased by 33.2% to RMB183.3 million (US$27.0 million) from RMB137.6 million (US$20.1 million) for the same period in 2009. Gross margin decreased by 0.9% to 90.8% for the first half month months of 2010 from 91.7% for the same period in 2009.

Operating income. For the first half ended June 30, 2010, operating income increased by 22.3% to RMB56.1 million (US$8.3 million), compared to RMB45.9 million (US$6.7 million) for the same period in 2009. Operating margin for the first half ended June 30, 2010 was 27.8% as compared to 30.6% for the half months ended June 30, 2010.

Net income. GAAP net income for the first half of 2010 increased by 21.7% to RMB52.2 million (US$7.7 million) compared with RMB42.9 million (US$6.3 million) for the same period in 2009. GAAP net margin for the first half ended June 30, 2010 was 25.8% as compared to 28.6% for the same period in 2009. GAAP net income per ADS on a fully-diluted basis for the first half of 2010 increased to RMB2.37 (US$0.35) from RMB1.99 (US$0.29) for the same period in 2009.

Non-GAAP net income for the first half of 2010 increased by 13.7% to RMB52.2 million (US$7.7 million) compared with RMB45.9 million (US$6.7 million) for the same period in 2009. Non-GAAP net margin for the first half ended June 30, 2010 was 25.8% as compared to 30.6% for the same period in 2009. Non-GAAP net income per ADS for the first half of 2010 increased to RMB2.37 (US$0.35) from RMB 2.13 (US$0.31) for the same period in 2009.

Cash and cash equivalents / Time deposits. 3SBio had positive operating cash flows of RMB34.3 million (US$5.1million) for the second quarter 2010, and as of June 30, 2010 retained a strong balance sheet with cash, cash equivalents, restricted cash and time deposits of RMB749.3 million (US$110.5 million), a 0.1% increase from RMB740.5 million (US$108.5 million) as of December 31, 2009.

2010 Full Year Guidance

Based on current market conditions and visibility provided during the second quarter, the Company reiterates its total net revenue target for the full year of 2010 of between US$56 million to US$60 million, resulting in a year-over-year increase of approximately 21% to 29%.

Conference Call

3SBio’s senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on August 18, 2010 to discuss its 2010 second quarter financial results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 92606068

Local dial-in:

China landline 800-819-0121

China mobile 400-620-8038

Hong Kong 852-2475-0994

International toll-free dial-in:

Hong Kong 800930346

United Kingdom 080-8234-6646

United States 1-866-519-4004

International toll dial-in: 65 6723 9381

Replay- Conference ID: 92606068

A telephone replay will be available two hours after the call until August 24, 2010, at:

International dial-in: 61-2-8235-5000

United States dial-in: 1-866-214-5335

Webcast

A live webcast of the conference will be available on the investor relations page of 3SBio’s website at

http://bbs.3sbio.com/en/News/xinvestors.aspx and at http://tinyurl.com/3SBio2010Q2.

A replay of the webcast will be available within one hour after the conclusion of the call.

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company’s financial information presented in accordance with general accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. These non-GAAP financial measures include non-GAAP net income, non-GAAP net income per share, and non-GAAP net income per ADS. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended June 30, 2009 and June 30, 2010 and for the half month periods ended June 30, 2009 and June 30, 2010.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in our annual report on Form 20-F for the year ending December 31, 2010. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.7815 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2010 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. A rate of 6.8302 was used for comparative purposes as of June 30, 2009.

About 3SBio Inc. 3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the second quarter of fiscal 2010 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to fiscal 2010 and the second quarter.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, and include, but may not be limited to, discussions and statements regarding revenue guidance; product development; impact of the government policies and regulation; regulatory approval process; regulatory action as to product pricing; timing of plant certification and production launch; export growth and expansion; product demands; production capacity; capital expense estimate; and future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available to it, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause 3SBio’s actual results to differ from what the Company currently anticipates may include changes in the healthcare industry in PRC, including changes in the healthcare policies, regulations, and regulatory practice, and changes in the healthcare insurance system; competition from other domestic and foreign pharmaceutical companies; market growth for pharmaceutical products in China; the completion of 3SBio’s ongoing clinical trials as planned; receipt and timing of regulatory approvals for 3SBio’s products; receipt and timing of regulatory certifications; products inclusion in government reimbursement; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; effects of partnerships and acquisitions; market acceptance of 3SBio products; actual hospital or patient demand for our products; ability to effectively protect our intellectual properties; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions that may affect 3SBio’s business, financial conditions and results of operations, please refer to the Company’s filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2009.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

Investor Contacts

Bo Tan

Chief Financial Officer

3SBio Inc.

Tel: + 86 24 2581-1820

ir@3SBio.com

Tom Folinsbee

Director of Investor Relations

3SBio Inc.

Tel: + 852 8191-6991

ir@3SBio.com

3SBio Inc.

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31 2009	June 30 2010	June 30 2010
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
Assets

Current assets

Cash and cash equivalents	262,767	145,637	21,476
Restricted cash	9,300	661	97
Time deposits with financial institutions	468,451	602,948	88,911
Notes receivable	31,265	38,259	5,642
Accounts receivable, less allowance for doubtful accounts: December 31, 2009 – RMB2,915; June 30, 2010 – RMB2,695(US$397)	54,661	80,037	11,802
Inventories	15,406	17,820	2,628
Prepaid expenses and other receivables	8,705	16,029	2,364
Deferred tax assets	2,079	2,106	311

Total current assets	852,634	903,497	133,231

Available-for-sale securities	11,407	11,570	1,706
Long-term equity investment	—	1,874	276
Property, plant and equipment, net	165,120	181,931	26,828
Lease prepayments	8,541	8,364	1,233
Non-current deposits	10,067	8,112	1,196
Intangible assets, net	4,125	3,575	527
Long term receivable	—	3,352	494
Deferred tax assets	1,567	2,516	371

Total assets	1,053,461	1,124,791	165,862

Liabilities

Current liabilities

Accounts payable	2,736	3,080	454
Deferred grant income	374	374	55
Accrued expenses and other payables	33,421	38,198	5,633
Income tax payable	1,914	4,117	607

Total current liabilities	38,445	45,769	6,749

Deferred grant income	2,778	2,590	382

Total liabilities	41,223	48,359	7,131

Commitments and contingencies	—	—	—

Shareholders’ equity

Share capital -ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,641,461 and 151,053,710 issued and outstanding as of December 31, 2009 and June 30, 2010, respectively	121	121	18
Additional paid-in capital	915,267	929,144	137,012
Accumulated other comprehensive loss	(100,608)	(102,466)	(15,110)
Retained earnings	197,458	249,633	36,811

To Total shareholders’ equity	1,012,238	1,076,432	158,731

Total liabilities and shareholders’ equity	1,053,461	1,124,791	165,862

3SBio Inc.

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended June 30, 2009		For the Three Months Ended June 30, 2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	51,081	7,479	62,797	9,260
TPIAO	22,217	3,253	32,135	4,739
Intefen	1,289	189	1,236	182
Inleusin	425	62	500	74
Iron sulcrose	2,951	432	4,459	658
Export	3,520	515	2,926	431
Others	—	—	1,439	212

Total net revenues	81,483	11,930	105,492	15,556
Cost of revenues	(6,518)	(954)	(10,734)	(1,583)

Gross profit	74,965	10,976	94,758	13,973

Operating expenses
Research and development costs	(4,252)	(623)	(5,741)	(847)
Sales, marketing and distribution expenses	(36,242)	(5,306)	(47,585)	(7,017)
General and administrative expenses	(8,662)	(1,268)	(13,516)	(1,993)

Total operating expenses	(49,156)	(7,197)	(66,842)	(9,857)

Operating income	25,809	3,779	27,916	4,116

Other income
Interest income	2,454	359	2,357	348
Grant income	93	14	93	14
Net realized gain on available-for- sale securities	1,611	236	—	—
Others	1,681	246	881	130

Total other income	5,839	855	3,331	492

Income before income tax expense	31,648	4,634	31,247	4,608
Income tax expense	(4,670)	(684)	(5,723)	(844)

Net income	26,978	3,950	25,524	3,764

Net income per share:
Basic and diluted	0.18	0.03	0.17	0.02

Basic weighted average number of shares outstanding	150,586,455	150,586,455	150,849,065	150,849,065

Diluted weighted average number of shares outstanding	150,719,313	150,719,313	154,426,639	154,426,639

Net income per ADS:
Basic	1.25	0.18	1.18	0.17

Diluted	1.25	0.18	1.16	0.17

Basic weighted average number of ADSs outstanding	21,512,351	21,512,351	21,549,866	21,549,866

Diluted weighted average number of ADSs outstanding	21,531,330	21,512,330	22,060,948	22,060,948

3SBio Inc.

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Six Months Ended June 30, 2009		For the Six Months Ended June 30, 2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	93,991	13,761	120,009	17,697
TPIAO	40,927	5,992	62,120	9,160
Intefen	2,555	374	2,573	379
Inleusin	693	101	1,033	152
Iron sulcrose	4,997	732	8,577	1,265
Export	6,851	1,003	5,982	882
Others	67	10	1,574	232

Total net revenues	150,081	21,973	201,868	29,767
Cost of revenues	(12,517)	(1,833)	(18,594)	(2,742)

Gross profit	137,564	20,140	183,274	27,025

Operating expenses
Research and development costs	(6,709)	(982)	(10,423)	(1,537)
Sales, marketing and distribution expenses	(69,191)	(10,130)	(90,136)	(13,291)
General and administrative expenses	(15,751)	(2,306)	(26,573)	(3,918)

Total operating expenses	(91,651)	(13,418)	(127,132)	(18,746)

Operating income	45,913	6,722	56,142	8,279

Other income /(expenses), net
Interest income	6,526	955	5,499	811
Grant income	187	27	187	28
Net realized gain on available-for- sale securities	1,611	236	—	—
Impairment loss on available-for-sale Securities	(4,624)	(677)	—	—
Others	1,339	196	1,032	152

Total other (expenses)/income, net	5,039	737	6,718	991

Income before income tax expense	50,952	7,459	62,860	9,270
Income tax expense	(8,088)	(1,184)	(10,685)	(1,576)

Net income	42,864	6,275	52,175	7,694

Net income per share:
Basic	0.28	0.04	0.35	0.05

Diluted	0.28	0.04	0.34	0.05

Basic weighted average number of shares outstanding	150,586,455	150,586,455	150,788,700	150,788,700

Diluted weighted average number of shares outstanding	150,694,273	150,694,273	153,878,594	153,878,594

Net income per ADS:
Basic	1.99	0.29	2.42	0.36

Diluted	1.99	0.29	2.37	0.35

Basic weighted average number of ADSs outstanding	21,512,351	21,512,351	21,541,243	21,541,243

Diluted weighted average number of ADSs outstanding	21,527,753	21,527,753	21,982,656	21,982,656

Reconciliations of GAAP net income to non-GAAP net income for the first quarter of 2009 and 2010

(in RMB thousands, unaudited)

	Three months ended June 30, 2009					Three months ended June 30, 2010
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Net income	26,978	3,950	(1,611)	25,367	3,714	25,524	3,764	—	25,524	3,764

The adjustment for the three months ended June 30, 2009 is for the exclusion of the gain of RMB1, 611,000 on disposal of available-for-sale securities.

Reconciliations of GAAP net income to non-GAAP net income for the first half of 2009 and 2010

(in RMB thousands, unaudited)

	Six months ended June 30, 2009					Six months ended June 30, 2010
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Net income	42,864	6,275	3,013	45,877	6,716	52,175	7,694	—	52,175	7,694

The adjustment for the six months ended June 30, 2009 is for the exclusion of the impairment loss of RMB 4,624,000 on available-for-sale securities and gain of RMB1, 611,000 on disposal of available-for-sale securities.